Exhibit 99.6

State of California	Department of Health Services

Memorandum

Date:	July 18, 2002 (Amended from June 28, 2002)
Licensee:
Douglas S. Harrington, M.D.
Co-director April 23, 2002 to June 6, 2002
Director June 7, 2002 to present

Specialty Laboratories, Inc., Owner
2211 Michigan Avenue
Santa Monica, CA 90404

CLF Number 2586
CLIA Number 05D0550302

NOTICE OF SANCTION:

        Pursuant to California Code of Regulations, title 17, section 1067.5, notice is hereby given that the Department of Health Services (Department) shall impose alternative sanctions of a civil money penalty and onsite monitoring upon James B. Peter, M.D., director of Specialty Laboratories Incorporated (Specialty Laboratories) from 9/16/75 to 1/3/02, Albert Rabinovitch, M.D., co-director from 1/19/01 to 6/7/02, and Douglas S. Harrington, M.D., co-director from 4/23/02 to 6/6/02, sole director from 6/7/02 to present, and Specialty Laboratories, Incorporated, owner of record, for violations of Business and Professions Code sections 1206, 1206.5, 1209, 1220, 1269, 1282, and 1285, and Title17 California Code of Regulations section 1066.

        The sanctions are based on continued unlawful conduct of Speciality Laboratories in employing and permitting unlicensed and unauthorized personnel to perform and supervise laboratory testing.

The findings of this case are as follows:

        On June 25-26, 2001, the Department conducted a complaint investigation which revealed that Specialty Laboratories employed a large number of unlicensed persons both as testing personnel and supervisory personnel, in violation of both state and federal law. In spite of being cited for this illegal activity in 1999 by the Centers for Medicare and Medicaid Services (CMS) and providing assurances that such conduct would be stopped, Specialty Laboratories continued this practice.

        On October 9 and 10, 2001 a follow-up investigation by Department staff further documented that high complexity testing was routinely and systematically performed by unlicensed persons.

        A Statement of Deficiencies was sent to Specialty Laboratories on November 29, 2001, citing condition-level deficiencies for the laboratory director, technical supervisor and testing personnel performing moderate and high complexity testing, and quality assurance.

        A Plan of Correction for these deficiencies dated December 10, 2001 was received by Department staff. This document was carefully reviewed by staff who had participated in the onsite inspection.

        The Department notified Specialty Laboratories on February 28, 2002 that the actions taken to correct the deficiencies cited did not constitute a credible allegation of compliance and that Specialty Laboratories was still out of compliance on condition-level standards.

        The Department notified Specialty Laboratories on March 28, 2002 of its intent to impose sanctions for continued non-compliance. The sanctions included a directed plan of correction requiring Specialty Laboratories to remove and further prohibit all unlicensed persons from performing moderate and high complexity testing in all areas of the laboratory, or cease testing immediately, onsite monitoring for three years during which Specialty Laboratories would be subject to unannounced inspections to assure compliance, and civil money penalties of $1000 per day from July 19, 2001, until Special Laboratories can demonstrate that it complies with all state and federal laws.

        The Department conducted an unannounced onsite survey of Specialty Laboratories on May 7 and 8, 2002, and found several areas of continued non-compliance with the law. As indicated by letter of May 23, 2002, the Department noted deficiencies in scheduling of staff and work assignments, training and competency of new staff; use of unauthorized procedure manuals, inadequate communications, reporting of test results and quality control.

        The Department conducted another unannounced survey of Specialty Laboratories on June 18 and 19, 2002 and found much progress made in correcting deficiencies cited earlier. It was determined at the exit interview between Dr. Harrington and Robert Thomas of the Department, that it would be appropriate that Specialty Laboratories submit a new Plan of Correction addressing the citations cited in November 2001. The earlier document had been submitted by Dr. Albert Rabinovitch who was no longer employed by Specialty Laboratories. The Department received a new Plan of Correction on June 25, 2002, explaining corrective actions taken to bring Specialty Laboratories back into compliance with state law.

        Department staff has reviewed the amended Plan of Correction and, together with documentation gathered at the onsite inspection of June 18 and 19, 2002, agree that Specialty Laboratories is now essentially in compliance with the law. Those deficiencies found in June 2001 and cited in November 2001 have been corrected in a manner that shall allow Specialty Laboratories to remain in business.

Notice of Imposition of Onsite Monitoring

        Because of the history of Specialty Laboratories' failure to comply with state personnel licensing requirements, the Department shall impose the requirement of onsite monitoring for three years which shall include unannounced inspections at Specialty Laboratories' expense to assure ongoing compliance with state law.

Notice of Imposition of Civil Money Penalties

        Because of Specialty Laboratories' failure to comply with state personnel licensing requirements, the Department shall impose a civil money penalty on Specialty Laboratories in the amount of $344,000, plus $20,430 for the cost of conducting the complaint investigations, for a total amount of $364,430.

        The initiation of the penalty period is deemed to begin in July 19, 2001 when the Department first notified Specialty Laboratories that it was allowing many of its 295 unlicensed personnel to perform high complexity testing and to supervise others doing testing. The end of the penalty period is deemed to end on June 27, 2002, the date at which the Plan of Correction was found to be acceptable and after the onsite investigation of June 17 and 18, 2002 had found no further inappropriate use of unlicensed personnel. This penalty amounts to $1000 per day for 344 days or $344,000. In addition, Department staff spent 390 hours performing this complaint investigation, reviewing documents and preparing findings. The federal rate for Department staff is contracted at $52.39 per hour and this rate was used to recover expenses from Specialty Laboratories.

Statutory authority for the penalty imposed is as follows:

        Business and Professions Code (BPC) Sections 1280, 1281, 1282, 1283, 1285, 1287, 1289, 1310, 1320 and 1326.

        Title 17, California Code of Regulations (CCR) Sections 1065, 1065.5, 1065.15, 1066, 1067.5 and 1067.10.

Rationale for imposing the sanction:

        Specialty Laboratories was cited in June 1999 by CMS for "deficiencies relating to persons unlicensed in California being involved in clinical laboratory practice," but was allowed by CMS to continue operating under alternative sanctions. In October 1999 Specialty Laboratories submitted an allegation of compliance to CMS, stating that it had implemented corrective actions by September 24, 1999. A return visit by CMS in June 2000 found Specialty Laboratories back in compliance, but the laboratory was assessed a civil money penalty of $87,400 by the federal government.

        The Department received a complaint that Specialty Laboratories was continuing to employ unlicensed personnel to perform high complexity tests and started a state-initiated complaint investigation at Specialty Laboratories in June, 2001. Several unannounced onsite visits documented widespread and inappropriate use of unlicensed persons to perform tests and examinations. It took nearly a year for Specialty Laboratories to make changes in their laboratory staffing so that unlicensed persons would be removed from analytical procedures. Because of the long-standing non-compliance with state personnel licensing laws, a sanction of $1000 per day, pursuant to CCR Section 1067.5 (b)(2) shall be assessed.

Effective date and duration of the sanction:

        The sanction shall be effective the date this notice is received by Specialty Laboratories for non-compliance from July 19, 2001 until June 27, 2002. The onsite monitoring shall last three years from the date this notice is received by Specialty Laboratories.

Appeal rights:

        Unless a written request for a hearing signed by the laboratory owner(s) or director is delivered or mailed to the Department within 15 days after this Notice of Sanction was mailed, the Department shall proceed upon imposition of the sanction identified in the Notice of Sanction without a hearing. A request for a hearing may be made by delivering or mailing the enclosed form entitled Notice of Defense, or by delivering or mailing a notice of defense as provided by Section 11506 of the Government Code to:

    Department of Health Services
    Laboratory Field Services
    1111 Broadway Street, 19th Floor
    Oakland, CA 94607

        The laboratory may, but need not, be represented by counsel at any or all stages of the proceedings.

        The laboratory shall have 15 days from the date of receipt of the Notice of Sanction to request a hearing by delivering or mailing a Notice of Defense. Hearings shall be conducted in accordance with chapter 5 (commencing with section 11500) of part 1 of division 3 of title 2 of the Government Code, except that hearings may be conducted by departmental hearing officers appointed by the director.

        The effective date of an alternative sanction of a civil money penalty shall be delayed if the laboratory has appealed and the hearing or the hearing decision is pending.

Sincerely,

(Original letter signed)

Karen L. Nickel, Ph.D.
Chief, Laboratory Field Services

Cc	Linda Bryant, Chief Facility Licensing Section Laboratory Field Services 1111Broadway, 19th Floor Oakland, CA 94607
Karen Fuller, Acting Director Division of State Operations, CLIA Program Center for Medicare and Medicaid Services, Region IX 75 Hawthorne Street, Fourth Floor San Francisco, CA 94105
Mary Jew, CLIA Health Insurance Specialist Division of State Operations, CLIA Program Center for Medicare and Medicaid Services, Region IX 75 Hawthorne Street, Fourth Floor San Francisco, CA 94105
Cindy Lloyd, Senior Counsel Department of Health Services Office of Legal Services 714 P Street, Room 1216 Sacramento, CA 95814
Robert Thomas, Chief Personnel Licensing Laboratory Field Services 1111 Broadway St., 19th Floor Oakland, CA 94607